Alpha Gold Corp.

Interim Financial Statements

(Unaudited - Prepared by Management)

November 30, 2008

Interim Financial Statements
(Unaudited - Prepared by Management)

November 30, 2008

Interim Statement of Loss	3
Interim Statement of Deficit	4
Interim Balance Sheet	5
Interim Statement of Cash Flows	6
Notes to the Interim Financial Statements	7-15
Interim Schedule of Deferred Expenditures	16

Alpha Gold Corp.

Interim Statement of Loss
(Unaudited – Prepared by Management)

	Cumulative Inception to November 30, 2008	3 months Ended November 30, 2008	3 months Ended November 30, 2007	9 months Ended November 30, 2008	9 months Ended November 30, 2007
Revenue	$ -	$ -	$ -	$ -	$ -
Expenses					
Amortization	316,758	10,250	11,063	29,114	31,155
Automotive	142,730	4,913	6,606	12,811	12,731
Bad debts	14,999	-	-	-	-
Consulting and management fees	653,263	18,000	18,000	54,000	52,000
Financial relations	59,000	-	-	-	-
Net gain on disposal of equipment	(52,202)	-	-	-	-
Gain on disposal of exploration property	(7,400)	-	-	-	-
Insurance	49,921	918	-	7,435	6,249
Office, printing and miscellaneous	355,696	3,173	3,037	10,631	10,338
Professional fees	874,856	9,663	6,908	42,023	75,068
Property investigation	25,052	-	-	-	-
Regulatory and transfer fees	236,047	1,713	670	20,452	40,146
Rent	101,430	1,500	1,500	4,500	4,500
Repairs and maintenance	13,291	-	-	-	-
Shareholder relations	406,745	18,112	19,124	62,349	68,293
Stock-based compensation	320,300	-	-	-	32,500
Telephone	20,179	292	282	1,083	1,038
Travel and promotion	145,072	496	783	3,277	14,034
Wages	12,864	-	-	-	-
Write-off of exploration properties	1,133,596	-	-	-	-
Write-down of equipment	46,527	-	-	-	-
	4,868,724	**69,030**	**67,973**	**247,675**	**348,052**
Net loss before other items and income taxes	**(4,868,724)**	**(69,030)**	**(67,973)**	**(247,675)**	**(348,052)**
Other income					
Insurance proceeds	12,898	-	-	-	-
Interest income	727,571	28,535	45,728	113,726	104,746
Net gain on disposal of marketable securities	40,094	-	-	-	-
Other expenses					
Interest, bank charges and foreign exchange	(53,124)	(7,373)	(89)	(28,699)	(2,363)
Loss on realization of demand debenture	(14,487)	-	-	-	-
	712,952	**21,162**	**45,639**	**85,027**	**102,383**
Net loss before income taxes	**(4,155,772)**	**(47,868)**	**(22,334)**	**(162,648)**	**(245,669)**
Future income taxes recovery (expense)	**578,643**	**6,254**	**22,906**	**36,719**	**133,029**
Net and comprehensive income (loss) for the period	**$ (3,577,129)**	**$ (41,614)**	**$ 572**	**$ (125,929)**	**$(112,640)**
Basic and diluted income (loss) per share		**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ (0.00)**

Alpha Gold Corp.

Interim Statement of Deficit
(Unaudited - Prepared by Management)

	Cumulative, Inception to November 30, 2008	3 months ended November 30, 2008	2007	9 months ended November 30, 2008	2007
Deficit, beginning	$ -	$ (3,535,515)	$ (3,606,030)	$ (3,451,200)	$ (3,492,818)
Income (loss) for the period	(3,577,129)	(41,614)	572	(125,929)	(112,640)
Deficit, end of period	$ (3,577,129)	$ (3,577,129)	$ (3,605,458)	$ (3,577,129)	$ (3,605,458)

Alpha Gold Corp.

Interim Balance Sheet
(Unaudited - Prepared by Management)

	November 30, 2008	February 29, 2008
Assets		
Current		
Cash and cash equivalents	**$ 3,756,849**	$ 4,004,766
Other receivables	**57,089**	106,445
Subscription receivable	**-**	-
Taxes receivable	**-**	102,736
Prepaid expense	**2,469**	7,428
	3,816,407	4,221,375
Reclamation bond (note 5)	**30,000**	30,000
Investment in exploration properties (note 3 and Schedule)	**513,682**	513,682
Expenditures on exploration properties (note 3 and Schedule)	**8,093,599**	7,789,375
Equipment (note 4)	**118,729**	126,017
	$ 12,572,417	$ 12,680,449
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 13,747**	$ 13,747
Taxes payable	**54,616**	-
Future income tax liability (note 9)	**1,320,698**	760,620
	$ 1,389,061	$ 774,367
Shareholders' Equity		
Share capital (note 5)	**14,438,385**	15,035,182
Contributed surplus (notes 5 and 6)	**322,100**	322,100
Deficit	**(3,577,129)**	(3,451,200)
	11,183,356	11,906,082
	$ 12,572,417	$ 12,680,449

Nature of operations (note 2)

Approved by the Directors:

"Richard Whatley" **Director**

"Carl Pines" **Director**

Alpha Gold Corp.

Interim Statement of Cash Flows
(Unaudited - Prepared by Management)

	Cumulative, Inception to November 30, 2008	**3 months ended November 30, 2008**	**3 months ended November 30,** 2007	**9 months ended November 30, 2008**	**9 months ended November 30,** 2007
Cash provided by (used in)					
Operating activities					
Loss (income) for the period	$ (3,451,200)	$ (41,614)	$ 572	$ (125,929)	$ (112,640)
Items not involving cash					
Amortization	287,644	10,250	11,063	29,114	31,155
Future income taxes	(541,924)	(6,254)	(22,906)	(36,719)	(133,029)
Stock based compensation	320,300	-	-		32,500
Net gain on disposal of equipment	(52,202)	-	-		-
Gain on disposal of exploration property	(7,400)	-	-		-
Write off of exploration properties	1,133,596	-	-		-
Write down of equipment	46,527	-	-		
Net gain on disposal of	(40,094)	-			
marketable securities	-		-		-
Loss on realization of demand debenture	14,487	-	-		-
	(2,423,801)	(37,618)	(11,271)	(133,534)	(182,014)
Changes in non-cash working capital	(219,339)	(24,046)	(90,353)	211,667	(176,701)
	(2,643,140)	**(61,664)**	**(101,624)**	**78,133**	**(358,715)**
Financing activity					
Proceeds on issuance of shares	16,345,526	-	-	-	4,937,090
Investing activities					
Exploration properties	(9,553,569)	(217,165)	(763,040)	(304,224)	(1,668,771)
Proceeds on disposal of exploration	20,000	-		-	
property			-		-
Proceeds on disposal of marketable	60,094	-		-	
securities			-		-
Purchase of equipment	(429,812)	(21,826)	-	(21,826)	(116,798)
Acquisition of debenture	(30,000)	-	-	-	-
Demand debenture	(12,250)	-	-	-	(5,000)
	(9,945,537)	**(238,991)**	**(763,040)**	**(326,050)**	**(1,790,569)**
Net increase (decrease) in cash	**3,756,849**	**(300,655)**	**(864,664)**	**(247,917)**	**2,787,806**
Cash and term deposits, beginning of period	-	**4,057,504**	**4,905,900**	**4,004,766**	**1,253,430**
Cash and term deposits, end of period	**3,756,849**	**$3,756,849**	**$ 4,041,236**	**$ 3,756,849**	**$ 4,041,236**
Supplemental cash flow information					
Interest received		**$ 2,335**	**$ 12,729**	**$ 66,626**	**$ 23,521**
Income taxes received		**$ -**	**$ -**	**$ -**	**$ -**

1. Financial Statement Presentation

These unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. As described in note 10, these principles differ in certain material respects from United States generally accepted accounting principles. These unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the Company's annual audited financial statements for the year ended February 28, 2008 for additional information.

Changes in accounting policies

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under the CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets and liabilities are measured at fair value and changes in fair value are recognized into net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income. All others are measures at amortized cost.

As a result of the adoption of these new standards, the Company receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost, no adjustment to accumulated deficit was necessary.

2. Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the Company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Exploration Properties

	9 months ended November 30, 2008	Year ended February 28, 2008
Acquisition costs	$ 513,682	$ 513,682
Deferred expenditures (Schedule)	8,093,599	7,789,375
	$ 8,607,281	**$ 8,303,057**

a) Lust Dust Claims

i) On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

ii) On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained "5% net profit interest and the 2% net smelter return royalty" for $150,000 cash.

4. Equipment

November 30, 2008	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 5,846	$ 1,442
Furniture & fixtures	16,361	15,703	658
Trucks	198,009	81,380	116,629
	$ 221,658	**$ 221,658**	**$ 118,729**

February 29, 2008	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 5,427	$ 1,861
Furniture & fixtures	16,361	15,587	774
Trucks	176,182	52,800	123,382
	$ 199,831	$ 73,814	**$ 126,017**

5. Share Capital

a) Authorized

100,000,000 common shares with no par value

b) Issued

	9 months ended November 30, 2008		Year ended February 29, 2008	
	Number of Shares	Amount	Number of Shares	Amount
Balance - beginning of the period	36,867,814	$ 15,035,182	29,036,919	$ 10,483,489
Issued during the year				
- for cash @ $0.65	-	-	2,801,718	1,821,117
- for cash @ $0.75	-	-	3,060,496	2,295,372
Warrants exercised	-	-	1,968,681	1,092,729
Share issue costs	-	-	-	(278,128)
Income tax benefits renounced on flow through shares issued	-	(596,797)	-	(379,397)
Balance – end of the period	**36,867,814**	**$ 14,438,385**	**38,867,814**	**$ 15,035,182**

c) Share issuances

During the current period:

i) The Company renounced the income tax benefits attached to the 3,060,496 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $596,797 and a reduction in share capital of the same amount.

During the prior year:

i) A private placement was completed on June 13, 2007. The private placement consisted of 5,862,214 units which were issued for proceeds of $4,116,489 (of which 3,060,496 were "flow-through" units at $.75 each and 2,801,718 were "non-flow-through" units at $0.65 each). Each unit consisted of one common share and one-half warrant. Each whole warrant is exercisable to purchase one additional non-flow-through common share for $0.90, expiring May 28, 2008. Share issue costs on this transaction were $278,128 for finder's fees paid in cash.

ii) 1,968,681 warrants were exercised for proceeds of $1,092,729.

iii) The Company renounced the income tax benefits attached to the 2,781,500 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $379,397 and a reduction in share capital of the same amount.

5. Share Capital (continued)

d) Warrants outstanding

Warrant transactions for the period are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance, February 29, 2008	2,931,107	$ 0.90
Warrants exercised	-	-
Warrants issued	-	-
Warrants expired	(2,931,107)	(0.90)
Balance, November 30, 2008	-	$ -

e) Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The options granted under the Plan may not exceed 10% of the Company's issued and outstanding shares of the Company at the award date. Options granted under the Plan may have a maximum term of five years. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.

	Number of options	Weighted average exercise price
Balance, February 29, 2008	1,700,000	$ 0.40
Balance, August 31, 2008	1,700,000	$ 0.40

A summary of the Company's options outstanding at August 31, 2008 are as follows:

Number of options outstanding	Number of options exercisable	$ per share	Expiry date
500,000	500,000	$ 0.40	January 28, 2010
950,000	950,000	$ 0.40	January 26, 2010
250,000	250,000	$ 0.40	March 31, 2010
1,700,000	1,700,000		

f) Contributed Surplus

	9 months ended November 30, 2008	Year ended February 29, 2008
Balance, beginning of period	$ 322,100	$ 289,600
Stock-based compensation expense	-	32,500
Balance, end of period	**$ 322,100**	$ 322,100

6. Stock-based Compensation

During the current period, the Company granted no stock options.

7. Related Party Transactions

During the period, the Company paid fees of $108,000 (2007 - $124,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field program, $7,450 (2007 - $6,850) for secretarial and bookkeeping services, and $4,500 (2007 - $4,500) for office rental to directors of the Company or companies controlled by directors of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8. Supplemental Cash Flow Information

Changes in non-cash working capital

	November 30, 2008	November 30, 2007
Other receivables	$ 49,356	$ (147,295)
Taxes receivable	157,352	
Prepaid expenses	4,959	(8,729)
Accounts payable and accrued liabilities	-	(20,677)
	$ 211,667	$ (176,701)

9. Income Taxes

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	November 30, 2008	February 29, 2008
Loss for the period before income taxes	$ (162,648)	$ 41,618
Statutory Canadian corporate rates	33.68%	34.00%
Anticipated tax expense (recovery)	$ (54,780)	$ 14,150
Effect of tax rate change	10,306	(85,573)
Change in rates resulting from:		
Items not deductible for tax purposes	9,582	(97,046)
Expiry of non-capital loss carry-forward	-	37,144
Tax benefits not recognized	(1,828)	(190,395)
Actual income tax recovery	**$ (36,719)**	$ (321,720)

The significant components of the Company's future income tax assets and liabilities are as follows:

	November 30, 2008	February 29, 2008
Future income tax assets:		
Non-capital loss carry-forwards	$ 383,073	$ 342,859
Property and equipment	54,211	46,641
Share issue costs	52,665	65,557
Capital losses	1,592	1,592
Valuation allowance	(192,736)	(192,736)
	292,551	263,913
Future income tax liability:		
Mineral properties	**(1,619,503)**	(1,024,533)
Net future income tax assets (liability)	**$ (1,320,698)**	$ (760,620)

9. Income Taxes (continued)

The Company has available non-capital losses of $1,473,359, Cumulative Canadian Exploration Expenses of $1,445,807, Cumulative Canadian Development Expenses of $747,236 and Cumulative Foreign Exploration and Development Expenses of $844,582 which may be carried forward to reduce taxable income in future years. The potential future income tax benefit arising from the non-capital losses prior to 2009 is not reflected in these financial statements. The non-capital losses expire as follows:

2009	$ 121,751
2010	150,073
2011	149,625
2015	143,752
2016	176,091
2027	199,991
2028	377,406
2029	154,670
	$ 1,473,359

The Company has recorded a valuation allowance against its future income tax asset related to non-capital loss carry-forwards that expire on or before 2016 because it does not believe it is more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

10. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

a) US GAAP requires that exploration costs related to projects at a pre-feasibility stage of development be charged to expense as incurred. Under Canadian GAAP costs incurred prior to the point where feasibility can be determined are not precluded from initial capitalization and subsequent deferral.

b) Due to the required expensing of exploration costs, the future income liability for US GAAP is nil.

c) Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:

10. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States (continued)

Statements of Operations	**Cumulative, inception to November 30, 2008**	**November 30, 2008**	November 30, 2007
Loss for the period under Canadian GAAP	$ (3,577,129)	$ (125,929)	$ (112,640)
Exploration property exploration and development expenditures	(8,607,281)	(304,224)	(1,676,732)
Future income tax recovery	1,320,698	(36,719)	246,368
United States GAAP	**$ (10,863,712)**	**$ (466,872)**	**$ (1,543,004)**
Loss per share – US GAAP		**$ (0.01)**	**$ (0.04)**

d) The effects of the differences in accounting under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	**November 30, 2008**		February 29, 2008	
	Canadian GAAP	**US GAAP**	Canadian GAAP	US GAAP
Current assets	$ 3,816,407	$ 3,816,407	$ 4,221,375	$ 4,221,375
Reclamation bonds	30,000	30,000	30,000	30,000
Exploration properties and deferred costs	8,607,281	-	8,303,057	-
Equipment	118,729	118,729	126,017	126,017
	$ 12,572,417	**$ 3,965,136**	$ 12,680,449	$ 4,377,392
Current liabilities	$ 68,363	$ 68,363	$ 13,747	$ 13,747
Future income tax liability	1,320,698	-	760,620	-
Share capital	14,438,385	14,438,385	15,035,182	15,035,182
Contributed surplus	322,100	322,100	322,100	322,100
Deficit	(3,577,129)	(10,863,712)	(3,451,200)	(10,993,637)
	$ 12,572,417	**$ 3,965,136**	$ 12,680,449	$ 4,377,392

10. Generally Accepted Accounting Principles ("GAAP") in Canada and the United States (continued)

Statements of Cash Flows	**Cumulative, inception to November 30, 2008**	**November 30, 2008**	November 30, 2007
Cash generated (used) for operating purposes under Canadian GAAP	$ (2,643,140)	$ 78,133	$ (352,715)
Exploration property exploration and development expenditures	(9,553,569)	(304,224)	(1,668,771)
Cash generated (used) for operating purposes under US GAAP	**$ (12,196,709)**	**$ (226,091)**	**$ (2,021,486)**
Cash generated (used) for investing purposes under Canadian GAAP	$ (9,945,537)	$ (326,050)	$ (1,790,569)
Exploration property exploration and development expenditures	9,553,569	304,224	1,668,771
Cash generated (used) for investing purposes under US GAAP	**$ (391,968**	**$ 21,826**	**$ (121,798)**

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

The Company accounts for its share options under Canadian GAAP, which in the Company's circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

Alpha Gold Corp.

Interim Schedule of Deferred Expenditures
(Unaudited – Prepared by Management)

November 30, 2008

	9 months ended November 30, 2008 **Lust Dust Claims**	Year ended February 29, 2008 Total
Exploration		
Assaying	$ -	$ 91,097
Camp expenses	33,602	118,317
Drilling	119,900	893,148
Filing fees & claim assessment	-	-
Fuel	639	7,630
Geological/geochemical work and reports	89,612	402,943
On-site management	-	20,000
Roadwork/Reclamation	55,710	202,914
Travel	4,761	25,255
	304,224	1,761,304
BC Mining tax credit		(7,027)
Expenses for the period	**304,224**	1,754,277
Balance, beginning of period	**7,789,375**	6,035,098
Balance, end of period	**$ 8,093,599**	$ 7,789,375